

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

<u>Via U.S. Mail</u>
Mr. Li Jiantao, President, CEO and CFO
Annec Green Refractories Corporation
No. 5 West Section, Xidajie Street, Xinmi City
Henan Province, PRC 452370

> **Re:** **Annec Green Refractories Corporation**
> **Form 8-K Item 4.01**
> **Filed October 16, 2013**
> **File No. 0-54117**

Dear Mr. Li:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note the disclosure in the second paragraph regarding material weaknesses in your internal control over financial reporting for the years ended December 31, 2012. Please revise to provide the information required by Item 304(a)(1)(iv) of Regulation S-K. In this regard, i) describe the nature of each material weakness identified; ii) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such material weaknesses with the former accountant; iii) state whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such material weaknesses and, if not, describe the nature of any limitation thereon and the reason therefor, and iv) revise to state whether the material weaknesses have been remediated as of the date of the Form 8-K.

2. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

3. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant